MVP NETWORK, INC.
110 North Jefferson Avenue
St. Louis, MO  63103

July 29, 2008

United States Securities
  and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	MVP Network, Inc.
Form 10-KSB for the year ended
December 31, 2007, as amended
File No. 0-05833

Ladies and Gentlemen:

In response to the Commission’s letter to MVP Network, Inc. of July 21, 2008, this letter will confirm the following:

1.           MVP Network, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

2.           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.           MVP Network, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter which has been provided at your request, please let me know.

Sincerely,

MVP NETWORK, INC.

/s/ Paul A. Schneider
Paul A. Schneider
Chief Executive Officer
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